INVEST IN **HOMESHAKE**

The first agent-free marketplace to buy or sell a home


homeshake
Available exclusively on Homeshake
Available Homes VIEW ALL
$449,900
TURNKEY MODEL HOME W/ LARGE FINISHED BASEMENT
Featured Homes VIEW ALL
homeshake.com
JONATHAN BENNIE
Co-Founder
NICK RABIN
Founder & CEO

homeshake.com   Cincinnati OH

LEAD INVESTOR

James N Steger CEO, Integrity Express Logistics

I chose to invest in Homeshake because I believe the real estate market will be going through a digital transformation similar to other major industries. Homeshake is positioned well to acquire market share, increase customer satisfaction, and reduce overall transactional costs.

As the younger generations who have grown up on digital devices enter the home-buying phase of their lives, they will naturally turn to digital alternatives that are quicker and more cost-efficient.
The home buying process can be overwhelming at times and while much of it can be digital sometimes the buyer or seller needs someone to help guide them through questions they might encounter. Homeshake is a good blend of technology and personal touch when the buyer or seller has questions.

The platform is extremely scalable throughout the country, I see a very large upside to Homeshake.

Invested $50,000 this round

Highlights

1. 🎉 Customers have saved over $1M in commissions to date
2. 🚀 2x Revenue growth for 3 consecutive quarters

2. 🚀 2x Revenue growth for 3 consecutive quarters

3. 📈 2x Sales volume growth for 3 consecutive quarters
4. ❤️ $200k+ already invested from happy customers
5. 💪 Over $22M in sales volume in first 2 years
6. 🙌 Sellers save an average of $25K per transaction
7. ⭐⭐⭐⭐⭐ 100% Five-Star reviews on Google
8. 🔥 $36B market potential for homes sales in the US

Our Team

Our Team



Nick Rabin Founder and CEO

Over 20 years of experience in the real estate industry as an investor, broker, and executive. Former SVP of multi-billion dollar development company. Made first real estate acquisition at age 21. Thousands of home sales and leasing transactions.



Jonathan Bennie Co-founder and General Counsel

15 year real estate attorney, recognized for professional excellence. Guided buyers, sellers, and investors through real estate transactions representing hundreds of millions of dollars in value.

Cut out the agents and save big.

Have you ever sold a home and looked at the agent commissions only to wonder, ***"What exactly did I just pay for?"***

You're not alone.

The average seller pays over $25,000 in agent commissions at the closing table. That's real money.

And for what?

Consumers today are doing much of the work, but still paying those exorbitant commissions once the deal is done.

It's an outdated system that takes power out of consumers' hands and creates unnecessary complexity.

But here's the real kicker: **It costs Americans over 100 billion dollars every year.**


The Problem:
Real estate commissions cost American consumers over
$100 Billion
per year

Homeshake is totally different.

It's a commission-free real estate marketplace where buyers and sellers work directly without agents in the middle.

Buying or selling a home is not as hard as real estate agents want us to believe. Homeshake replaces the traditional middleman and gives people the tools and

support they need to buy or sell a home with confidence.

With Homeshake, anyone can do it.

If you're thinking, "Wait, isn't this just For-Sale-By-Owner?" the answer is a resounding no. With FSBO, you're completely on your own to figure everything out the hard way and you'll still wind up paying a 3% commission to the buyer's agent.

Likewise, don't mistake Homeshake for just another discount broker. Discount brokers have been around a long time. It's the same old agent-based system repackaged for a cheaper price - lipstick on a pig. And, like FSBO, you're still on the hook for a 3% commission to the buyer's agent.

Homeshake is a new, smarter way to buy or sell a home - blending the right amount of technology with the right amount of real human expertise so people can do it themselves without having to do it all on their own.

Isn't that the way it should be?


Sold!
Homeshake customers save an average of
$25,000
in commissions

A lot of people assume that hiring an agent is the easy route. But the truth is, agents introduce all sorts of friction, competing interests, and unnecessary complexity.

- With Homeshake you talk directly to the buyer or seller to schedule a tour when it's convenient for YOU.
- With Homeshake you can make an offer in minutes by spelling out the 5 key deal points that cover the basics and get the ball rolling.
- With Homeshake buyers and sellers are free to focus on a win-win deal without questioning ulterior motives of third-parties.


The Solution:
Homeshake gives consumers the technology

and guidance they need to buy or sell a home with confidence.

Homeshake Is a Marketplace

Homeshake is an online marketplace where **sellers can list** and **buyers can search** for their next home.



homeshake
BROWSE HOMES
SELL MY HOME
HOW IT WORKS
Sign In
Apply Filters
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$349,000
BEAUTIFUL, BOLD RANCH STYLE IN COVETED MONROE CROSSINGS
$297,300
CUSTOM BUILT RANCH IN QUIET NEIGHBORHOOD
OPEN HOUSE SUNDAY
$598,000
BEAUTIFUL HOME WITH GREAT YARD IN INDIAN HILL SCHOOL DIST.
$490,000
PRIVATE, PEACEFUL WOODED ACREAGE, WITH ROOM TO GROW
$698,000
$225,000
$250,000
$285,000

Homes can be **found on the Homeshake marketplace as well as Zillow** for maximum reach.



homeshake
Beautiful Home With Great Yard in Indian Hill School Dist.
SYCAMORE TOWNSHIP
$598,000
FOR SALE
OPEN HOUSE SUNDAY
Sunday 07/31 11 AM - 3PM
Owner
Julie A
About this home
SHARE
CONTACT JULIE
And
Zillow
$598,000
4978 Elmcrest Ln, Cincinnati, OH 45242
For sale by owner
Contact Agent
Get pre-qualified for a loan
Start now
Travel times

Sellers can list their home on Homeshake in a matter of minutes, plus get **additional exposure** through done-for-you:

- Digital ads
- Search ads
- Social media posts
- Mailers
- Yard signs
- and more!

The best part?

No listing contracts. No up-front costs.

No listing contracts. No up-front costs.

Homeshake is More than a Marketplace


Direct Communication
On Homeshake, buyers and sellers communicate directly without agents in the middle. It's real, human, and convenient.
Scheduling a tour, making an offer, negotiating, it's all right there in one place.


Direct Message
Book A Tour
Make An Offer
Send Message
Contact Julie
Request Tour
Ready to make an offer?
Get Started

Homeshake makes communication super easy. Everything from direct messaging between buyers and sellers to scheduling in-person or virtual tours to making an offer all happen inside the app.

Beyond the convenience, we've found that **wonderful things can happen when you remove the middleman and people start talking.**

Buyers and sellers become more human. They get to meet, and better understand one another's priorities. All of the sudden, aligning around the key terms of the deal gets a lot easier. Often things fall into place with less friction.

Plus, who can sell your house better than you? You know everything about it - the stories, the charm, and the hidden gems.

Homeshake Simplifies the Process From Start to Finish


Technology creates simplicity
Homeshake organizes and automates the process from initial contact to final closing so that everything is simple and easy.
OFFER
INSPECTION
CLOSING


LIST/BROWSE
CONTRACT
PRE-CLOSING

Buying or selling a house isn't as hard as you might think. But it's still a big deal. There are certain steps you can't skip and important moments that can't be overlooked.

The Homeshake app keeps **everything organized and in one place.** From initial contact to final closing, each step is laid out for you in a clear, intuitive timeline.

Forms are digital so no last minute scrambling to find a fax machine. Whatever you need is all right there. Get it done, and get on with your day.

Is it still work on your shoulders? Yes. But Homeshake customers find that it's not much more work than they were already going to have to take on by hiring an agent. And the savings you get in return are well worth it.

Get Guidance From Real Experts


Expertise every step of the way
Homeshake provides the support you need when you need it from living, breathing experts - including real estate attorneys - so both buyers and sellers have peace of mind.

You're in control. But sometimes you have questions. Wouldn't it be great to get advice from an expert?

You got it.

With Homeshake you can tap into licensed professionals, including real estate attorneys, for **advice whenever you need it**.

These experts aren't commission-based, so you can trust they have your best interest in mind and that you'll show up to the closing with all the I's dotted and T's crossed.

A Better Deal For Everyone


How does Homeshake make money?
TOTAL HOME SALES PRICE


Homeshake takes a
1% success fee plus
title & closing fees
THE HOMESHAKE 1% FEE
AVG FEE $6.0K
$5,250 Success Fee +
$750 Title & Closing*
*Post-raise

Typically, agents are going to split a 6% commission once the deal is done. That can add up to tens of thousands of dollars.

Think about what else you could do with that money. College tuition. A new car. A hot tub time machine!

With Homeshake you only pay a 1% Success fee. That's a huge difference:


$500k
$5,000
Homeshake Fee
vs.
$30,000
Agent Commissions

You read that right. If you sold your home for $500k you'd only pay $5k in fees on Homeshake compared to $30,000 in agent commissions.

Homeshake Is Already A Hit


Homeshake customers
have saved over
$1,000,000
in commissions to date




Customers
are happy
100% 5 star reviews
on Google


Homeshake has
momentum
Sales volume & revenue
have doubled for 3
consecutive quarters
Sales Volume
$8M
$6M
$4M
$2M
$2.8M
$6.8M
Q4 2021
Q1 2022
Q2 2022
Revenue
$80K
$60K
$40K
$20K
$26K
$63K
Q4 2021
Q1 2022
Q2 2022


18 Month Revenue Projections
REVENUE
$1,500,000
$1,000,000
$500,000
ACTUALS
CROWDFUND COMPLETE
$2.5M ANNUALIZED
REVENUE, SERIES A
$25,523
$62,599
$114,844
$664,453
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Future revenue numbers are based on projections and cannot be guaranteed

The growth over the past two years has been exciting. Not only has Homeshake **saved customers over 1 million dollars** in agent commissions, but the response has been overwhelmingly positive.

"This is the way it should be. We saved more than $25k selling through Homeshake." -Leonard P.

"We discovered that buying a home doesn't have to be so complicated! We recommend Homeshake to all of our family and friends." -Matt L.

"Our experience with Homeshake was stellar from start to finish. If we ever buy again, we hope it will be through Homeshake!" -Ivy B.

And the most telling review of all? **Homeshake customers have invested over $200k of their own money** into the business.

When *customers* become *investors* you're doing something right.

Homeshake Has Major Growth Potential


Market Size:
CINCINNATI
SERVICEABLE OBTAINABLE MARKET
$150M
25k home sales x $6,000
OHIO
SERVICEABLE AVAILABLE MARKET
$900M
150k home sales x $6,000
USA
TOTAL ADDRESSABLE MARKET
$36B
6M home sales x $6,000

Serviceable Obtainable Market: Currently Homeshake is live in Cincinnati, OH where there's an average of 25k homes sold every year. At an average fee of $6k per transaction that makes the SOM approximately $150M.

Serviceable Available Market: Given that Homeshake is a licensed broker in the state of OH, the natural next step is to expand state-wide. There are approximately 150k homes bought/sold every year in Ohio bringing the SAM to roughly $900M.

Total Addressable Market: There are approximately 6M homes sold in the US every year. The nation-wide opportunity for Homeshake grows exponentially to an estimated TAM of $36B!


Here's the math.
With as little as 3% market share, the potential for Homeshake is huge.
3% Market Share
Projected Revenue $4.5M
MARKET SIZE:
$150M
CINCINNATI
3% Market Share
Projected Revenue $1.08B
MARKET SIZE:
$36B
USA
Future revenue, valuations, and returns are based on projections and cannot be guaranteed.

Homeshake has big plans.

But when you're playing in the single largest industry in the US economy, **even capturing modest market share is a home run**.

Let's say Homeshake reaches 3% market share - meaning 3 out of every 100 people decide to buy/sell their home on our marketplace. In that scenario, Homeshake would be generating **just over $1B in annual revenue**.

Wefunder Raise At-A-Glance:


Fundraising Summary
TARGET RAISE
$1.5 Million
RUNWAY
18 Months
KEY PRIORITIES
HIRE TALENT
Amplify marketing and grow market share
EXPAND GEOGRAPHICALLY
Ohio and strategic markets
ACCELERATE PRODUCT DEV
Mobile app and UX
ALLOCATION
MARKETING 49% | $750k
OPERATIONS 34% | $515k
PRODUCT 17% | $250k

- **Target Raise:** Homeshake has already successfully raised funds from friends, family, customers, and partners. Now we're excited to open the opportunity through Wefunder as we raise $1.5M based on a $12M valuation.
- **Runway:** Once fully funded, this round will pour fuel on an already growing top line. Sales volume and revenue have doubled for the past 3 quarters. This Wefunder raise will provide a runway of 18 months to continue that growth.
- **Key Priorities:** There are 3 main areas of focus. First, we will hire top talent in areas like marketing, technology, and operations. Second, we will expand geographically to strategic markets in Ohio and Kentucky. Third, we will accelerate product development for next level mobile application and user experience.

Our Founders


Founders
NICK RABIN
Founder & CEO
JONATHAN BENNIE
Co-founder & General Counsel

Through their decades of real estate experience, Homeshake's founding team knew there was a better, simpler, and friendlier way to buy and sell homes.

Nearly **every other industry has benefitted from new technologies and peer-to-peer business models** while the residential real estate industry has remained largely unchanged.


Simple is better
Other high-stakes industries are replacing the middlemen and empowering consumers


INVESTING
robinhood
public.com
INSURANCE
Lemonade
Root
AUTO SALES
CARVANA
vroom
TRAVEL
airbnb
Vrbo
REAL ESTATE
homeshake
Real Estate is next

Homeshake was launched in 2020 to give homebuyers and sellers the experience they expect in a rapidly evolving world.

CUSTOMER REVIEWS

Homeshake customers aren't afraid to share the love. We currently have 100% ⭐⭐⭐⭐⭐ Reviews on Google. Don't believe us? **Click here to see for yourself.** We double-dog dare you.


Debra L.
I think the phenomenal thing about Homeshake is that the buyers and I became friends during the showing. I really liked the intimacy of the deal. I would use Homeshake again in a heartbeat.
Becca W.
I think when you don't pay some of the realty fees, it just makes more sense that the seller could keep it at a more affordable price.
Emily R.
I can't say enough good things about Homeshake. I recently worked with them to sell my first home and had a great experience from beginning to end. I highly recommend them!
Ray C.
Rick & Robyn H.
What we came to appreciate most was the simplicity of each step. We highly recommend Homeshake for those who seek a simple, straightforward and unique process.
Lauren & Frank M.
I don't know that anything could have been any easier or better than it was. It was extremely easy [to buy our home].
Kevin R.


Regina sold on Homeshake and made an extra $30k
01:58
vimeo


Adam found what he was looking


for on Homeshake
02:10
vimeo

GOT QUESTIONS?


homeshake
Founder
Q&A
With Nick Rabin


Does Homeshake have
real customers yet?
01:18
vimeo


Is Homeshake
For-Sale-By-Owner?
00:49
vimeo




Is Homeshake a
real estate agent?
02:45
vimeo


Isn't Homeshake a
middleman too?
01:56
vimeo


What kind of support does
Homeshake provide?
01:33
vimeo


What's the upside for
home buyers?
02:37
vimeo


Why now?
02:16
vimeo


Is Homeshake growing?
01:48
vimeo


Has Homeshake raised capital in the past?
00:54
vimeo


What's the growth potential for Homeshake?
02:12



Downloads

Homeshake Pitch Deck.pdf